

Mail Stop 4631

June 25, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Carlos E. Agüero
Chairman, President and Chief Executive Officer
Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016

   RE: Form 10-K for the fiscal year ended December 31, 2008
     File No. 001-32453

Dear Mr. Agüero:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding our review of your filings, you may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Brigitte P. Lippmann, Senior Staff Attorney, at (202) 551-3713 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

         Sincerely,

         John Hartz
         Senior Assistant Chief Accountant